News Release
CONTACT:                                  FOR IMMEDIATE RELEASE

Glen Ponczak
414-524-2375
Glen.L.Ponczak@jci.com

Johnson Controls Announces Investment in Auto Supplier Donnelly Corp.

MILWAUKEE, Wisconsin -- (November 7, 2000) -- Johnson Controls, Inc. (NYSE: JCI) today announced that it has purchased stock in the Donnelly Corporation, a Michigan based supplier of automotive rearview mirror systems, modular window systems and handle products. The shares had been held by the Heartland Funds of Milwaukee, Wis. The 1.54 million shares purchased represent approximately 3.3% of the voting power of Donnelly and 15.1% of its common shares outstanding.

Johnson Controls said it has had a positive commercial relationship with Donnelly and that it has no other plans with respect to the company.

Johnson Controls is a global market leader in automotive systems and facility management and control. In the automotive market, it is a major supplier of seating and interior systems, and batteries. For nonresidential facilities, Johnson Controls provides building control systems and services, energy management and integrated facility management. Johnson Controls, founded in 1885, has headquarters in Milwaukee, Wis. Its sales for 2000 totaled $17.2 billion.

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